

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via Email</u>
Chuan Beng Wei
Chief Executive Officer
REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

  Re: REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.)
    Form 8-K filed on September 30, 2010, as amended by
    Amendment No. 5
    Filed September 8, 2011
    File No. 333-129388

Dear Mr. Wei:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director

cc: <u>Via Email</u>
  Callie Jones, Esq.
  Vincent & Rees